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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                       Form 20-F __X__    Form 40-F _____

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                         Yes  ____          No __X__

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                         Yes  ____          No __X__


 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes  ____          No __X__

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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     ENDESA Signs an Agreement with GAMESA ENERGIA to Acquire Wind Farms in
                      Italy with a Total Capacity of 200 MW


    NEW YORK--(BUSINESS WIRE)--Nov. 3, 2004--ENDESA EUROPA
(NYSE:ELE)--

    -- According to this agreement, ENDESA will purchase wind farms from Gamesa in Italy with a total installed capacity of 200 MW and at an estimated cost of Euros 250 million. The agreement must be executed within a period of three years.

    -- By adding this installed capacity in renewable energy to its generation assets in Italy, ENDESA takes a further step in its strategy to increase its generation capacity via wind energy, thereby strengthening its commitment to the environment and sustainable development. The operation will also give the group 60% of the "green certificates" its needs to hold in Italy in the medium term.

    -- For GAMESA, the operation forms part of the group's strategy for the development and sale of wind farms and fits in with its plan to maintain and reinforce its position of leadership in the field of wind energy in Spain and abroad.

    ENDESA EUROPA (NYSE:ELE) has signed a framework agreement with GAMESA ENERGIA S.A. by which it will acquire from this company wind farms in Italy with a total installed capacity of 200 MW and equipped with wind turbines manufactured by Gamesa Eolica, in a period of three years. The operation will cost approximately Euros 250 million in total.
    Through this agreement, ENDESA will obtain renewable generation assets in Italy amounting to c.3% of its total installed capacity in this country.
    Last July, ENDESA acquired the Florinas wind farm in Sardinia (Italy) from GAMESA ENERGIA. The wind farm is close to the Fiume Santo power plant owned by Endesa, and has installed capacity of 20 MW, which may be increased by a further 20 MW once the relevant authorisation has been obtained. It has an estimated net output of 42,000 MWh/pa.
    The agreement underscores ENDESA's commitment to the environment and sustainable development in those markets in which it is present by incorporating sufficient installed capacity in renewable energies its generation mix to allow it to take advantage of any opportunities which may arise in this field and maintain a well diversified generation structure.
    The agreement will also ensure that 60% of the "green certificates" the group requires in the Italian market are provided for.
    Overall, ENDESA has total installed capacity of 2,123 MW in cogeneration and renewable energy plant in the markets in which it operates.
    Of this, 1,557 MW correspond to renewable energy plants located in Spain and Italy, 459 MW to cogeneration and waste treatment plants in Spain and 107 MW to cogeneration plants in Portugal, Colombia and Mexico. In 2003, 5,486 GWh of electricity was generated using renewable and cogeneration energies.
    For ENDESA, the agreement also signifies another important step forward in the Italian market, where the group is one of the main operators, and underscores its commitment to electricity generation using renewable energy, especially wind energy.
    GAMESA started operating in Italy five years ago through its subsidiary Gamesa Energia Italia, and has developed rapidly, expanding into all areas with wind energy potential in this country. The group has a portfolio of projects in course comprising more than 70 wind farms with a network connection capacity of more than 1,900 MW.
    The agreement will allow Gamesa Energia to move towards its strategic target of increasing its international wind farm sales and strengthen Gamesa Eolica's international presence through the sale of wind turbines to the main Italian operators.
    Gamesa Energia is one of the leading developers of wind energy in the world today; it has installed capacity of over 15,000 MW at various stages of development, located in 15 different countries and its global expansion and growth strategy is becoming increasingly noteworthy.


    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212/750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: November 3rd, 2004               By: /s/ David Raya
                                            ------------------------------------
                                        Name:  David Raya
                                        Title: Manager of North America Investor
                                               Relations